Exhibit 99.1

16 October 2017

Midatech Pharma PLC
(“Midatech” or the “Company”)

Result of Open Offer,
Result of General Meeting
and
Issue of Equity

Midatech Pharma (AIM: MTPH; Nasdaq: MTP), the international specialty pharmaceutical company focused on commercialising and developing products in oncology and other therapeutic areas, announces the results of the General Meeting in respect of its recent £6.0 million Placing and additional Open Offer at an Issue Price of 50 pence per share, which was announced to the market on 28 September 2017, and the results of the Open Offer.

Open Offer

The last time and date for receipt of completed application forms and payment in full under the Open Offer was 11.00 a.m. on 13 October 2017.  The Company announces that at that time it had received valid acceptances in respect of 314,679 Open Offer Shares from Qualifying Shareholders, including applications under the Excess Application Facility, with a value of approximately £0.16 million.  This represents approximately 7.8% of the 4,059,954 Open Offer Shares offered.  As a consequence, the Company has conditionally raised £6.16 million (before expenses) in aggregate through the Placing and Open Offer.

General Meeting

The Company is pleased to announce that at the General Meeting held earlier today all resolutions were duly passed.

Issue of Equity

Application has been made for the 12,314,679 Placing Shares and Open Offer Shares (in aggregate) to be admitted to trading on AIM and it is expected that Admission will take place at 8.00 a.m. on 17 October 2017.  The Placing Shares and Open Offer Shares will rank pari passu with the existing Ordinary Shares.

Following Admission, the Company will have 61,034,135 Ordinary Shares in issue, none of which are held in treasury. Shareholders may use this figure as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the issued share capital of the Company.

Unless otherwise defined, terms in this announcement shall have the same meanings as those defined in the Placing Launch Announcement on 28 September 2017.

- ENDS -

For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 841 575
www.midatechpharma.com

Panmure Gordon (UK) Limited (Financial Adviser, Nominated Adviser, and Broker)
Corporate Finance
Freddy Crossley / Duncan Monteith
Corporate Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Matthew Neal / Hendrik Thys
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Notes for Editors

About Midatech Pharma PLC
Midatech is an international specialty pharmaceutical company focused on the research and development of a pipeline of medicines for oncology and related therapeutic areas, and marketing these through its established US commercial operation which includes four cancer care supportive products and two further co-promoted products. Midatech's strategy is to internally develop oncology products, and to drive growth both organically and through strategic acquisitions. The Company has three high value lead programmes progressing through pre-clinical and clinical development, which the Directors believe are poised to deliver key value drivers in the next 9-18 months. The Company's R&D activities are focused on three innovative platform technologies to deliver drugs at the "right time, right place": gold nanoparticles ("GNPs") to enable targeted delivery; Q-Sphera polymer microspheres to enable sustained release ("SR") delivery; and Nano Inclusion ("NI") to provide local delivery of therapeutics, initially to the brain. The Group has a full service US sales and marketing oncology supportive care commercial platform which is set to break-even on a standalone basis over the next six-to-nine months, and through which to launch its own products as they potentially achieve approval. The Company employs over 100 staff across Europe and the US, and its ordinary shares are admitted to trading on AIM (MTPH) and are quoted on the NASDAQ Capital Market (MTP) through American depositary receipts.  For further company information see: www.midatechpharma.com

IMPORTANT NOTICES

 Panmure Gordon (UK) Limited, which is regulated in the UK by the Financial Conduct Authority, is acting for the Company and no one else in connection with the Placing, and will not be responsible to any person other than the Company for providing the regulatory and legal protections afforded to its clients nor for providing advice in relation to the contents of this Announcement or any matter, transaction or arrangement referred to in it.

Neither this press release, nor any copy of it may be made or transmitted into the United States of America (including its territories or possessions, any state of the United States of America and the District of Columbia) (the "United States"). The distribution of this press release in other jurisdictions may also be restricted by law and persons into whose possession this announcement comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This press release does not constitute or form part of any offer or invitation to sell or issue, or a solicitation of any offer to acquire, purchase or subscribe for, securities of the Company.

Neither the Placing Shares nor the Open Offer Shares have been, nor will be, registered under the US Securities Act of 1933, as amended (the "US Securities Act") or the securities laws of any state or jurisdiction of the United States, and may not be offered or sold within the United States to, or for the account or benefit of, US person (as that term is defined in Regulation S under the US Securities Act), except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and such other applicable state securities laws.

Accordingly, the Placing Shares and the Open Offer Shares are being offered hereby only (i) outside the United States in reliance upon Regulation S under the US Securities Act in offshore transactions or (ii) to "accredited investors" as defined in Rule 501(a) of Regulation D of the US Securities Act, in reliance on an exemption from, or a transaction not subject to, the registration requirements of the US Securities Act.

Forward-Looking Statements

Certain statements in this announcement may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States, including (without limitation) those regarding the Placing, the Open Offer and any other potential offering of securities or financing arrangements, the Group's financial position, business strategy, products, plans and objectives of management for future operations, and any statement preceded or followed by, or including, words such as "target", "believe", "expect", "aim", "intend", "will", "may", "anticipate", "would" or "could", or negatives of such words. Any forward-looking statements are based on currently available competitive, financial and economic data together with management's views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to warn you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.